DANIEL J. WINNIKE PARTNER	DWINNIKE@FENWICK.COM (650) 335-7657

August 16, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram

Era Anagnosti

Tricia Armelin

Melinda Hooker

Division of Corporation Finance

Re:	Amyris, Inc. (formerly Amyris Biotechnologies, Inc.)

Amendment No. 5 to Registration Statement on Form S-1

Filed: August 17, 2010

File No.: 333-166135

Ladies and Gentlemen:

On behalf of Amyris, Inc., formerly Amyris Biotechnologies, Inc. (“Company”), we are transmitting herewith Amendment No. 5 (“Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-166135) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 16, 2010 (“Registration Statement”). In this letter, we respond to the comments of the Commission staff (“Staff”) contained in your letter dated July 8, 2010. The numbered paragraphs below correspond to the numbered comments in that letter, with the Staff’s comments presented in bold italics. Also enclosed, please find a hard copy of the Amendment, which is marked to show changes from Amendment No. 4 to the Registration Statement filed on July 6, 2010.

Securities and Exchange Commission

August 16, 2010

Summary Consolidated Financial Data, page 10

1.	We note your response to comment three in our letter dated July 1, 2010. Please revise your disclosure to indicate that the EPS information does not reflect the impact of your capital raising events in June 2010.

With the inclusion of second quarter financial statements in the Amendment, the EPS information in the Amendment includes the impact of the capital raising events in June 2010, which are the Company’s most recent capital raising events.

Note 19. Subsequent Events, page F-49

2.	We note your response to comment six in our letter dated July 1, 2010 and your revised disclosures. Given the significance of your Series D preferred stock offering and your technology license, development, research and collaboration agreement, we believe it is important for you to complete your analysis of the accounting impact prior to the effectiveness of this offering. Please provide us with a specific and comprehensive discussion of your completed analysis and revise your disclosures as appropriate. In this regard, please ensure that your analysis addresses why the difference between the fair value of the Series D Preferred Stock and the cash price per share will be recorded as a deferred charge, why the charge will be amortized as a reduction to revenue, how the amortization period was determined and the specific accounting literature you referenced, as appropriate. Please ensure that you update your analysis once you determine your IPO price.

In response to the Staff’s comment, the Company advises the Staff that the Company completed its analysis of the accounting impact of the sale of Series D preferred stock and concurrent entry into the collaboration agreement, as described below. The Company issued shares of Series D preferred stock to Total at a per share price of $18.75, which was lower than the per share fair value of common stock at the time of issuance, as determined by management and the Board of Directors. In accordance with ASC 470-20-30-26, if an entity issues a convertible instrument for cash proceeds that indicate that the instrument includes a beneficial conversion option and the purchaser of the instrument also provides or receives goods or services to or from the issuer that are the subject of a separate contract, the terms of both the agreement for goods or services and the convertible instrument shall be evaluated to determine whether their separately stated pricing is equal to the fair value of the goods or services and convertible instrument. If separately stated pricing is not at fair value, the terms of the respective transactions shall be adjusted by measuring the convertible instrument initially at its fair value with a corresponding increase or decrease in the purchase or sales price of the goods or services. The Company determined that the fair value of Series D preferred stock was $22.68 at the time of issuance, and therefore, the Company measured the preferred stock initially at its fair value with a corresponding reduction in the consideration for the services under the collaboration agreement.

Securities and Exchange Commission

August 16, 2010

The Company also considered the guidance for equity consideration given by a vendor to a customer. Total is the Company’s customer as a result of the collaboration agreement, and the difference between cash consideration and the fair value of preferred stock is considered as equity consideration given by the Company to Total. In accordance with ASC 605-50, consideration in the form of equity instrument is recognized in the same period and in the same manner as if the entity had paid cash for the goods or services instead of paying with or using the equity instruments. Furthermore, cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. Accordingly, the Company determined that the difference between the fair value of Series D preferred stock of $22.68 and a cash consideration of $18.75 per share should be recorded as a reduction to revenue.

As revenue will be generated over a period of time based on the performance requirements of the collaboration agreement, the Company recorded the difference between the fair value and cash consideration received for Series D preferred stock as a deferred charge asset in other assets at the time of issuance. This classification is consistent with the requirement of ASC 605-50 to treat equity instruments given to customers as if the entity paid cash. The asset classification is further supported by ASC 505-50-45-1, which requires that an asset (other than a note or a receivable) that has been received in return for fully vested, nonforfeitable equity instrument that is issued at the date the grantor and grantee enter into an agreement for goods or services, shall not be displayed as contra-equity. The Company will subsequently recognize this asset as a reduction to revenue in proportion to the total estimated revenue under the collaboration agreement, in the same manner as if cash was paid by the Company.

As part of its analysis, the Company performed an assessment of the terms and features of the Series D preferred stock to determine if there were any beneficial conversion features. In accordance with ASC 470-20-30, in determining whether beneficial conversion features exist, the fair value of equity issued is considered to be the proceeds from issuing the instrument. The measurement of the intrinsic value, if any, of the conversion option shall then be computed by comparing the proceeds received for the instrument (the instrument’s fair value) to the fair value of the common stock that the counterparty would receive upon exercising the conversion option. As a result of recording Series D preferred stock at its fair value of $22.68 per share, the effective conversion price was greater than the fair value of common stock as determined by management and the Board of Directors; therefore, no beneficial conversion feature was recorded at the time of issuance.

The Company further determined that the conversion option with a contingent reduction in the conversion price upon a qualified IPO is a potential contingent beneficial conversion feature, and therefore the Company will calculate the intrinsic value of that conversion option upon occurrence of the qualified IPO. If a determination is made that a contingent beneficial conversion feature exists, the Company will record a charge depending upon the price at which shares are offered to the public in relation to the adjustment provisions provided for by the Series D preferred stock purchase agreement.

Securities and Exchange Commission

August 16, 2010

The Company has included the disclosure related to the accounting impact of the Total arrangements in Note 8 to the consolidated financial statements. The Company also updated related discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

Description of Other Changes

The Amendment reflects the inclusion of interim financial statements for the six months ended June 30, 2010, and the discussion of these financial statements in MD&A, as referred to in the comment responses above (with corresponding changes throughout the prospectus where financial information is provided), as well as other changes. In an effort to facilitate the Staff’s review of the Amendment, a brief discussion of these other changes follows.

The Summary was revised to include:

•	the Company’s belief regarding the amount of farnesene that it expects to be able to produce from the sugarcane supply covered by the existing agreement and letters of intent with production partners;

•	the rate of growth in the production of Brazilian sugarcane over the last five years;

•

a statement that if Usina Sao Martinho exercises its right under its agreement with the Company to convert a second mill to production of the Company’s products, that it would bear the capital expenditures of such conversion;

•	greater specificity on the focus of the commercial arrangement with Cosan;

•	an update on the amount volume of sugarcane covered by the existing agreement and letters of intent with mill owners from “over 10 million tons” to “approximately 12 million tons;”

•	that Amyris Fuels now distributes not only ethanol but also ethanol-blended gasoline;

•

a more direct statement regarding the Company’s ability to enter high value chemical markets, to the effect that the Company believes that it can earn positive margins in such markets at its current yields and other production process efficiencies; and

•	a statement regarding the Company’s focus on being able to capture value through its vertical integration in the U.S.

To the extent that language from the Summary also appears in the Risk Factors, MD&A and Business, corresponding changes have been made in those sections. The Summary has also been revised to include language that appears elsewhere in other parts of the Summary or elsewhere in the prospectus.

Securities and Exchange Commission

August 16, 2010

The risk factors have been slightly revised in ways that we do not regard as substantive, other than to refer to the potential effect of the disappearance of the Brazilian agency that oversees sugarcane pricing and terms. MD&A has been revised to include in the Overview a reference to the other components of production efficiency beyond yield, which had previously been stated (and continue to be stated) in “Business – Production – Cost of Production.” The MD&A “Recent Developments” discussion of the Usina Sao Martinho joint venture has been converted from future to present tense, and the first paragraph of the Total discussion in that section was rewritten, but not substantively changed. MD&A was also revised to reflect a recent FASB pronouncement.

In addition to the changes carried over from the revisions described above from the Summary, Business was revised to state, under “Industry Background,” the current and projected prices of oil, and to reflect that the Company has now achieved a 16% yield at the 5,000 liter scale (where the S-1 had previously referred to the 15% yield at two liter scale). Further, the yield tables under “Technology” have been updated.

In addition to these changes, the manner of defining terms and of cross referencing to financial statement footnotes was made more consistent.

*    *    *

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657 or, in his absence, Horace L. Nash at (650) 335-7934.

Sincerely,

/s/ Daniel Winnike
Daniel J. Winnike

cc:

John Melo, Chief Executive Officer and President

Jeryl Hilleman, Chief Financial Officer

Tamara Tompkins, General Counsel

Amyris, Inc.

Jeffrey Saper

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.

Horace Nash

Fenwick & West LLP